Management’s Discussion and Analysis (“MD&A”)
Quarterly Highlights

For the six months ended June 30, 2019

Dated: August 8, 2019

(In U.S. dollars)

Quaterra Resources Inc.
MD&A – Quarterly Highlights
For the six months ended June 30, 2019

This Management’s Discussion and Analysis of Quaterra Resources Inc. and its wholly owned subsidiaries (collectively, “Quaterra” or the “Company”), dated August 8, 2019, should be read in conjunction with the condensed interim consolidated financial statements for the six months ended June 30, 2019 and the audited consolidated financial statements for the year ended December 31, 2018 and related notes thereto. These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All $ amounts in this MD&A are United States dollars unless otherwise noted.

The Company’s common shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and trade on the OTCQB Market under the symbol “QTRRF”. Information about mineral resources as well as risks associated with investing in the Company’s securities is contained in the Company’s most recently filed 20-F. Further information on the Company is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Highlights

•	Completion of a non-brokered private placement

On January 21, 2019, the Company closed a non-brokered private placement by issuing 3,000,000 common shares at CAD $0.05 a share for gross proceeds of CAD $150,000.

•	Completion of sale of certain Yerington water rights for $6.02 million

On September 17, 2018, the Company announced that its wholly-owned subsidiary Singatse Peak Services LLC (“SPS”) had entered into a purchase and sale agreement to sell certain primary ground water rights associated with its copper property in Yerington, Nevada, to Desert Pearl Farms LLC (“Desert Pearl”), a Yerington-based company involved in agriculture in the district, for $6.26 million.

On March 3, 2019, the Company closed the water rights sale for a final value of $6.02 million after adjusting for a small correction to one of the original permits. SPS retains about 6,700 acre-feet per year of primary ground water permitted for mining and milling at Yerington. Based on the price set in this sale, the Company’s remaining primary ground water rights may have an implied valued of about $20 million. In addition, SPS also has substantial decree, supplemental and storage water rights associated with private land that it has under option.

•	Full repayments of loans

Following the closing of the water rights sale, the Company fully repaid its loan to Freeport-McMoRan Nevada LLC (“Freeport Nevada”) and its Chairman, Thomas Patton in March 2019. The Company has no debt other than convertible notes issued in the second half of 2018.

•	Milestone in de-risking the environmental liabilities at the Yerington project

On June 3, 2019, the Company announced the signing of a master agreement (the “Agreement”) with Atlantic Richfield Company (“ARC”) as part of a stated-regulated, privately funded solution to long-standing environmental issues associated with previous mining activity at the Yerington property in Nevada.

The Agreement defines the terms under which the two companies will work together on the Yerington mine site, allowing ARC to complete its remedial actions and SPS to move forward with exploration and development of the site for mining. It memorializes the parties’ commitments concerning cooperation, access, property rights, liabilities, federal land acquisition, and ensures preservation of SPS’s property and mineral rights. The Agreement also contains covenants not to sue and indemnification provisions between the Parties. Of particular note, the Agreement will:

•

Further reduce SPS’s risks regarding environmental liabilities at the Yerington site associated with past mining prior to SPS’s acquisition in 2011. This includes both the former Anaconda mining operations and the former Arimetco area known as Operable Unit 8 (“OU8”), previously an unfunded liability. ARC has agreed to design, build, operate and fund the remedy for the Arimetco portion of the Site as well as to implement a CERCLA-protective remedy for the Site.

Quaterra Resources Inc.
MD&A – Quarterly Highlights
For the six months ended June 30, 2019

•

Provide SPS with the opportunity to consolidate its land position at Yerington with the possible conversion of certain Bureau of Land Management (“BLM”) mining claims into private land transferred to SPS at nominal cost without attached liability for previous mining activity.

•

Dovetail with more comprehensive plans by government agencies to transfer oversight of the Yerington mine site from federal to state jurisdiction under the Nevada Division of Environmental Protection (“NDEP”).

•	Assist in creating a simpler path for mine cleanup and development by way of private land ownership and state oversight.

The Agreement is one part of a larger set of agreements being negotiated among ARC, the U.S. Environmental Protection Agency (“EPA”), NDEP and the BLM to permanently address the impacts from previous mining activities by the Anaconda Mining Company and Arimetco Inc. at Yerington. ARC has continued its remediation activities at the site under previous orders by NDEP and the EPA. Once arrangements are completed, it will finalize cleanup of the Yerington site consistent with Comprehensive Environmental Response, Compensation, and Liability Act standards. The cleanup is being overseen by NDEP.

Review of Operations and Financial Results

The Company’s results have been largely driven by the level of its mineral property holding costs and prospecting, as well as corporate strategic initiatives.

During the six months ended June 30, 2019, the Company incurred $0.41 million in exploration expenditures, mostly in property maintenance and Yerington environmental matters related to the master agreement with ARC. The Company is committed to its $0.5 million minimum exploration expenditures in the Groundhog project in 2019.

In December 2018, the Company reclassified salaries of U.S. technical personnel from mineral properties to profit and loss on the basis no active exploration program was carried out. The Company followed the same treatment during the period ended June 30, 2019, resulting an increase of $185,337 in personnel costs in the period.

Other than the above salary, the scale and nature of the Company’s corporate and administrative activity has remained relatively consistent over the periods presented. Quarterly fluctuation in losses have mainly been caused by interest expenses on convertible notes, non-cash fair value changes in the derivative liabilities, unrealized gain or loss on the marketable securities, and share-based compensation.

The following table sets out the quarterly financial information for each of the last eight quarters:

(In thousands of U.S. dollars except for per
share amount)	Q2'19	Q1'19	Q4'18	Q3'18	Q2'18	Q1'18	Q4'17	Q3'17
	$	$	$	$	$	$	$	$
General administration	(379)	(457)	(612)	(208)	(259)	(318)	(532)	(270)
Fair value (loss) gain on derivative liabilities	341	(321)	37	74	74	173	(39)	108
Foreign exchange (loss) gain	(4)	(10)	23	(14)	8	(6)	(60)	20
Gain on disposal of assets	-	-	-	-	-	-	186	-
Interest and other	(44)	(80)	(74)	(54)	(6)	(36)	(85)	(14)
Settlement of convertible notes	-	-	-	-	-	-	122	-
Share-based compensation	(110)	-	-	(91)	-	-	-	-
Gain (loss) on marketable securities	62	(40)	(219)	36	23	30	(311)	257
Net (loss) income	(134)	(908)	(845)	(257)	(160)	(157)	(719)	101
Basic (loss) income per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	0.00

Liquidity and Capital Resources

The Company is an exploration stage company that has not earned any production revenue. Its operation has been dependent on funding from Freeport Nevada and proceeds from sales of some of its assets in the last few years.

Quaterra Resources Inc.
MD&A – Quarterly Highlights
For the six months ended June 30, 2019

On March 1, 2019, the Company closed the sale of certain primary ground water rights at Yerington and received the net remaining proceeds of $5.68 million. As at August 8, 2019, the Company has cash and cash equivalents of approximately $3.64 million and believes it has sufficient working capital to sustain its operations for the next 12 months.

On January 21, 2019, the Company closed a non-brokered private placement by issuing 3,000,000 common shares for a gross proceed of CAD $150,000. These funds were used in general working capital purposes.

In March 2019, the Company repaid $310,700 and CAD $292,134 respectively on loans from Freeport Nevada and its CEO Thomas Patton. Following these repayments, the Company has no debt other than convertible notes issued in August and September 2018.

Related Party Information

Manex Resources Group (“Manex”) is a private company, controlled by the Corporate Secretary of the Company, which provides office premises and general corporate services to a group of public listed companies one of which is the Company. During the period ended June 30, 2019, the Company renegotiated its service agreement with Manex at a monthly rate of CAD $7,500 effective April 1, 2019. The agreement can be cancelled by either party at any time within a 60-day written notice.

Following the completion of the water rights sale, the Company fully repaid its remaining loan and accrued interest totaling CAD $292,134 to its Chairman, Thomas Patton.

Outstanding Share Data

As at August 8, 2019, 204,369,000 common shares were issued and outstanding, 19,000,000 warrants were outstanding exercisable at $0.16 until October 3, 2019, and 14,595,000 stock options were outstanding with exercise prices ranging from CAD $0.05 to CAD $0.13.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on the results, business prospects or financial position.

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s regulatory filings prior to making an investment in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Form 20-F which is available on SEC website at www.sec.gov.

Forward-Looking Statements

Certain statements made and information contain “forward-looking statements” within the meaning of the United States Private Securities Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”).

All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the futures are Forward-Looking Statements. The words such as “believe”, “anticipate”, “expect”, “estimate”, “strategy”, “plan”, “intend”, “may”, “could”, “would”, “should”, or similar expressions are intended to identify Forward-Looking Statements.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except in accordance with applicable securities laws.

Quaterra Resources Inc.
MD&A – Quarterly Highlights
For the six months ended June 30, 2019

Note to U.S. Readers

The Company uses Canadian Institute of Mining, Metallurgy and Petroleum definitions for the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including National Instrument 43-101 (“NI43-101”), the SEC does not recognize these terms. Accordingly, information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies that are not required to comply with NI43-101 and that are subject to the reporting requirements under the U.S. federal securities laws and the rules and regulations thereunder. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. readers are cautioned not to assume that any part or all of the material in these categories will be converted into reserves. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.